April 14, 2025

Fred Burke
Chief Executive Officer
Guardian Pharmacy Services, Inc.
300 Galleria Parkway SE
Suite 800
Atlanta, Georgia 30339

       Re: Guardian Pharmacy Services, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 8, 2025
           CIK No. 0001802255
Dear Fred Burke:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Mark L. Hanson